Exhibit 4.14

THIS FIRST EMPLOYMENT AGREEMENT AMENDMENT (the “First Amending Agreement”), is made and effective as of April 1, 2023 (the “Effective Date”) between:

DRAGANFLY INNOVATIONS INC.,

a company duly incorporated under the laws of the Province of British Columbia with a business address at 2108 St. George Avenue, Saskatoon, Saskatchewan S7M 0K7,

(Hereinafter referred to as the “Company”)

-and-

DEBORAH R. GREENBERG,

an individual residing at [Redacted]

(Hereinafter referred to as the “Employee” or “you”)

(Company and Employee/You are together referred to herein as the “Parties”)

WHEREAS:

A.	The Company and the Employee entered into an Employment Agreement dated June 3, 2022 (the “Employment Agreement”) setting out the terms and conditions of the Employee’s employment;

B.	The Company wishes to continue to engage the services of the Employee and the Employee desires to continue to be employed by the Company upon the terms and subject to the conditions of the Employment Agreement as amended by the terms of this First Amendment hereinafter set forth;

NOW THEREFORE in consideration of the promises and the mutual covenants and agreements contained in this First Amending Agreement, including the increase to the Employee’s base salary, and in exchange for the Employee’s continued employment, the Parties agree to amend the Employment Agreement as follows:

1.	The second paragraph of the provision entitled “Employment and Duties” shall be amended by changing the title “Chief Legal Officer” to Chief Legal and Corporate Services Officer”.

2.	The provision entitled “Base Salary” in the Employment Agreement is replaced with the following:

Your base salary will be $300,000 per annum, less deductions and withholdings required or authorized by law, payable bi-weekly. Payment from the Company will be made by direct deposit to your designated bank account.

In addition to the above annual salary, you shall be eligible to earn a discretionary annual performance bonus targeted at 100% of your base salary that is in effect at the time of the payment of the bonus (the “Performance Bonus”).

The Performance Bonus will be determined following the completion of the Company’s financial year each year, based on performance metrics to be determined by the Company’s compensation committee in its sole discretion. The Company shall pay the Employee the Performance Bonus, if any, following the approval of performance bonus by the Board of Directors during the March board meeting. The Employee understands and agrees that payment of a Performance Bonus should not be considered to be expected compensation and the payment of a Performance Bonus in any one or successive years shall not create an entitlement to a Performance Bonus in any subsequent year.

The performance metrics and target Performance Bonus of the Employee for 2023 are attached hereto as Schedule “A”.

3.	The third paragraph of the provision entitled “RSU Options” in the Employment Agreement is replaced with the following:

The Company hereby grants the Employee 144,000 restricted share units of the Company (“RSUs”) to purchase up to 144,000 common shares of the Company. Subject to the terms of this Agreement, the grant of RSUs to the Employee shall be made in accordance with the terms and conditions of the Company’s Amended and Restated Share Compensation Plan (the “Plan”) and applicable rules and requirements of the Canadian Securities Exchange and NASDAQ. The RSUs shall vest in accordance with the following vesting schedule:

a)	48,000 RSUs granted September 3, 2023;

b)	48,000 RSUs granted on March 3, 2024; and

c)	48,000 RSUs granted on September 3, 2024.

4.	Schedule “A” entitled “Performance Bonus Program” will be added to the Employment Agreement as follows:

For the calendar year of 2023, the Employee’s target annual Performance Bonus is CDN$300,000.00, based on the following milestones and achievements:

% Bonus
Revenue of $12 million with sliding pro-rated scale < $10 million is 0%, $11M is 50%, $12M is 100%	20%
175% Payroll Efficiency Target” calculated as “Total Revenue/Wages & Salaries”; with sliding scale noted as < 105% is 0, 140% is 50%	20%
ENPS of 20	15%
IT, cybersecurity, Intranet policies and platforms defined, developed, and adopted	15%
1 acquisition completed	10%
Complete set of contracts, LOI, MOU, Joint Collaboration, NDAs templated and with 2 - 5 business day turnaround for drafts	20%
100%

5.	All other terms and conditions of employment set out in the Employment Agreement will remain unchanged and in effect unamended

6.	The Employee hereby releases the Company from any and all claims she has or may have arising in any way out of the terms of this First Amending Agreement or the changes to her employment as set out herein.

7.	This First Amending Agreement amends the Employment Agreement. This First Amending Agreement and the Employment Agreement shall be read together and constitute one agreement. The Parties agree that the terms of the First Amending Agreement will be effective on the Effective Date.

8.	This First Amending Agreement enures to the benefit of and binds the parties hereto and their respective heirs, executors, legal personal representatives, successors and permitted assigns.

9.	If there is a conflict between any provision of this First Amending Agreement and any provision of the Employment Agreement, the relevant provision(s) of this First Amending Agreement are to prevail.

10.	This First Amending Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of Quebec and the laws of Canada applicable therein. The Parties irrevocably attorn to the jurisdiction of the courts of the Province of Quebec in relation to enforcement of this First Amending Agreement.

TO EVIDENCE THEIR AGREEMENT the parties have executed the First Amending Agreement this _______ day of _____________ 2023:

“/s/ Deborah Greenberg”
Deborah R. Greenberg (Employee Signature)

By:
DRAGANFLY INNOVATIONS INC.

“/s/ Cameron Chell”
Authorized Signatory
I have authority to bind the corporation.